# SEC Schedule 13G/A (Amendment No. 18) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GSI TECHNOLOGY, INC, CIK 0001126741
CUSIP: 36241U106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1213 ELKO DRIVE, SUNNYVALE, California (CA), 94089
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-25-075817
Filed by CIK 0001394413

## Reporting persons
- Lee-Lean Shu: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,882,417; shared voting power 621,885; sole dispositive power 2,882,417; shared dispositive power 621,885; aggregate amount beneficially owned 3,504,302 (11.7% of the class)
  Comment: Includes (i) 1,982,417 shares owned directly and (ii) options to purchase 900,000 shares of Common Stock that are exercisable within 60 days of September 30, 2025.
  
  Includes (i) 13,600 shares held by Mr. Shu's children, (ii) 530,939 shares held by Mr. Shu's spouse, and (iii) 77,346 shares of Common Stock issuable upon exercise of options held by his spouse that are exercisable within 60 days of September 30, 2025. Mr. Shu disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

## Item 1. Issuer
Name of issuer: GSI TECHNOLOGY, INC
Address of issuer's principal executive offices: 1213 Elko Drive, Sunnyvale, CA 94089

## Item 2. Person Filing
Name of person filing: Lee-Lean Shu
Address of principal business office or, if none, residence: 1213 Elko Drive, Sunnyvale, CA 94089
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,504,302(1)(2)
Percent of class: 11.7%
Sole power to vote or to direct the vote: 2,882,417(1)
Shared power to vote or to direct the vote: 621,885(2)
Sole power to dispose or to direct the disposition: 2,882,417(1)
Shared power to dispose or to direct the disposition: 621,885(2)

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Lee-Lean Shu: /s/ Lee-Lean Shu, Lee-Lean Shu (10/10/2025)